Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Apache Corporation for the registration of senior debt securities, subordinated debt securities, guarantees of debt securities, purchase contracts, purchase units, warrants, preferred stock, common stock and related rights, and depositary shares and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements of Apache Corporation, and the effectiveness of internal control over financial reporting of Apache Corporation, included in its Annual Report (Form 10-K) , as amended by Amendment No. 1 to its Annual Report on Form 10-K/A, for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
May 23, 2011